April 03, 2018

Via E-mail

Mr. John Cash

Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

VivoPower International PLC

Form 20-F for the year ended March 31, 2017

Filed August 1, 2017 as amended on August 1, 2017

File No. 1-37974

Dear Mr. Cash:

VivoPower International PLC (the “Company” or “VivoPower”) hereby submits the following responses to the comments received from the U.S. Securities and Exchange Commission Staff (“Staff”) set forth in the Staff’s letter dated March 20, 2018 (the “Comment Letter”) regarding the above-referenced filing of the Company (the “Form 20-F”). For your convenience, each Company response is preceded by the specific Staff comment in the Comment Letter to which the response relates.

Form 20-F for the fiscal year ended March 31, 2017

2.2.12 Revenue Recognition, page F-12

Staff Comment No. 1:

1. We note your response to comment two. You indicate that no costs of sales are associated with development fees, but we note from your response that you provide all management, administration, registry, secretarial, marketing, financial control and compliance services related to the construction of the project through to substantial completion. Please tell what consideration you gave to paragraph 97 of IFRS 15 in making the determination that no costs of sales are associated with development fees.

Response:

The development services referenced were provided by salaried management and employees of VivoPower, whose costs for the period were fully expensed in General and Administrative Expenses and not specifically in Cost of Sales. As the role and function of these employees are multi-faceted and include responsibilities across a number of projects, business development activities, general management, and administrative functions, we did not distinguish between those costs which specifically relate to the performance obligations under the development contract and those related to other general and administrative costs. As a result, we expensed these costs as incurred in accordance with paragraph 98 of IFRS 15.

VIVOPOWER INTERNATIONAL PLC

91 Wimpole St, Marylebone, London W1G 1EF, United Kingdom

T: +44 (0)20 387 12800 | Company Number: 09978410

www.vivopower.com

Paragraph 97 of IFRS 15 identifies the specific nature of those costs which will be considered to relate directly to a contract and therefore may be capitalized as an asset under paragraph 95 of IFRS 15, if the conditions identified in paragraph 95 are met. One of those conditions, in paragraph 95(b), is that “the costs generate or enhance resources of the entity that will be used in the satisfying (or in continuing to satisfy) performance obligations in the future . . .“ (underlining added).    The development fee revenue reported for the fiscal year ended March 31, 2017, amounted to $24,555,070 and related to the NC-31 and NC-47 projects. Development service obligations related to the NC-31 project were entirely fulfilled prior to March 31, 2017, and development fee revenue of $11,550,000 was accordingly recognised in the period. Development service obligations related to Project NC-47 were 94% complete at March 31, 2017, and accordingly, development fee revenue of $13,005,070 was recognized in the period, with 6% or $842,149 remaining to be reported in the fiscal year ended March 31, 2018. Accordingly, even if we were able to distinguish the general and administrative expenses which related directly to the fulfillment of the development services contract, the proportion of these costs which would qualify for deferral under paragraph 95 of IFRS 15 would have been very small.

Staff Comment No. 2:

2. Your response also indicates that control of the NC-31 and NC-47 was transferred to external third-party investors on July 29, 2016, and October 25, 2016, respectively, with two wholly-owned subsidiaries of VivoPower retaining equity interests of 14.45% and 10% respectively, in these projects. We refer to page 82 of your F-4 filed on August 24, 2016, which indicates that the Tax Equity Investment by Firstar and the Equity Capital Contribution from NES would both be contributed to VivoPower upon achieving commercial operation (COD) for NC-31. Given this disclosure, please explain to us how you determined that control was transferred on July 29, 2016, while COD was achieved in March 2017. Please provide a similar analysis and timetable for NC-47 as well.

Response:

The development process utilized for NC-31 and NC-47 was such that when the project was ready for construction, we entered into agreements (largely simultaneously) with a third-party engineering, procurement and construction (EPC) firm to build the power plant on a turn-key basis, third-party investors to invest in the project, and development services agreements with the Project Company to manage the construction. The agreements with third-party investors transferred control of the project to them at this date of execution of the agreements (“Execution Date”), however funding pursuant to those agreements occurred over three dates: Execution Date, following mechanical completion of the facility (“Tranche A Funding Date”), and following the commercial operation date (“Tranche B Funding Date”). At the Execution Date, the investors contributed an initial amount to the Project Company to subscribe to a separate class of membership interests, the rights attached to which provide for the controlling interest in the Project Company. The remainder of their investment funds were placed into escrow with a third-party financial institution, to be released to the Project Company in two further tranches, at the Tranche A Funding Date and the Tranche B Funding Date. Using the third-party investor investment funds placed into escrow as security, the third-party financial institution lent the Project Company the funds required for construction. At each successive funding date, the investor funds were released from escrow and construction loans were repaid.   However, at all times from the Execution Date, the investors had control of the Project Company.

VIVOPOWER INTERNATIONAL PLC

91 Wimpole St, Marylebone, London W1G 1EF, United Kingdom

T: +44 (0)20 387 12800 | Company Number: 09978410

www.vivopower.com

Specific to the NC-31 and NC-47 projects, the relevant dates were as follows:

	NC-31	NC-47
Execution Date	July 29, 2016	October 25, 2016
Tranche A Funding Date	January 26, 2017	April 19, 2017
Tranche B Funding Date	March 27, 2017	May 23, 2017

14. Investments, page F-24

Staff Comment No. 3:

3. We note in your response that you now operate the two North Carolina projects on behalf of the investors. Please tell us and expand future disclosures to discuss the services you provide and how you are account for the revenues and costs associated with operating the projects.

Response:

The Company operates the two North Carolina projects on behalf of investors pursuant to a Management Services Agreement. The Management Services Agreement outlines services we are required to provide, the material activities of which include:

-	Supervise third party operating and maintenance providers;
-	Oversee site monitoring software and asset management system;
-	Engineering, warranty, health & safety, and environmental oversight;
-	Manage all cash, billing and collection;
-	Maintain accounting, books and records;
-	Arrange insurance and manage claims and related issues;
-	Reporting as agreed to investors; and,
-	Prepare and file required tax filings.

For provision of these services, an annual service fee is earned from each project. The revenue and costs associated with these services are recognised in the period to which they relate. Your comment is noted and we will expand future disclosure to discuss these services and how revenue and costs are recognised.

Staff Comment No. 4:

4. Given the significance of your investments, please include critical accounting estimate disclosure in your future 20-F filings which describes how you will monitor the carrying value of these investments to assess for impairment, as you note in your disclosure on page F-24.

Response:

Your comment is noted and we will include critical accounting estimate disclosure in our future 20-F filings which will describe how we will monitor the carrying value of these investments to assess impairment on an on-going basis.

VIVOPOWER INTERNATIONAL PLC

91 Wimpole St, Marylebone, London W1G 1EF, United Kingdom

T: +44 (0)20 387 12800 | Company Number: 09978410

www.vivopower.com

Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Sincerely,

/s/ Carl Weatherley-White

Carl Weatherley-White

Chief Executive Officer

VIVOPOWER INTERNATIONAL PLC

91 Wimpole St, Marylebone, London W1G 1EF, United Kingdom

T: +44 (0)20 387 12800 | Company Number: 09978410

www.vivopower.com